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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*

Unisys Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

909214108

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

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November 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 909214108
1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	20,621,700
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	20,621,700
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	20,621,700
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

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CUSIP No. 909214108
1.	NAMES OF REPORTING PERSONS...........................MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	20,621,700
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	20,621,700
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	20,621,700
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

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ITEM 1. SECURITY AND ISSUES

                 This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Unisys Corporation, a Delaware corporation (the "Issuer" or the "Company"), the principal executive offices of which are located at Unisys Way, Blue Ball, Pennsylvania 19424.

ITEM 2. IDENTITY AND BACKGROUND

    (a)        This statement is being filed on behalf of (i) MMI Investments, L.P., a Delaware limited partnership ("MMI Investments") and (ii) MCM Capital Management, LLC, a Delaware limited liability company that is the sole general partner of MMI Investments ("MCM"). MMI Investments and MCM are herein together sometimes called the "Reporting Persons". Set forth on Schedule I, annexed to this Statement and incorporated herein by reference, are the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each voting member (each of whom is also an executive officer) of MCM as of the date hereof.

    (b)        The business address of both of the Reporting Persons is 1370 Avenue of the Americas, New York, New York 10019.

    (c)        MMI Investments is engaged primarily in the business of investing in publicly traded securities. MCM is the sole general partner of MMI Investments and its principal business is investing in publicly traded securities.

    (d)        Neither of the Reporting Persons nor, to each Reporting Person's knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

    (e)        Neither of the Reporting Persons nor, to each Reporting Person's knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

    (f)        To each Reporting Person's knowledge, each of the individuals identified on Schedule I is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                The total purchase price of the 20,621,700 shares of Common Stock (the “Shares”) purchased by MMI Investments was $133,727,480; the source of funds is a combination of MMI's working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

ITEM 4. PURPOSE OF TRANSACTION

                MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments' holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer's management, directors and other shareholders.

                Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 344,577,714 shares of Common Stock outstanding as of September 30, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 filed with the SEC on October 27, 2006, the Shares owned by MMI Investments represent approximately 6.0% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

                Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to either Reporting Person's knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares of the Issuer owned by MMI Investments. Other than as described in Item 3 of this Statement (and the Joint Filing Agreement filed as an Exhibit to this Statement), there are no contracts, arrangements or understandings between the Reporting Persons or between either of the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: November 27, 2006

MMI INVESTMENTS, L.P.

By: MCM Capital Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
Executive Vice President

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SCHEDULE I

MCM Capital Management, LLC ("MCM")
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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SCHEDULE II

OPEN MARKET PURCHASES BY MMI INVESTMENTS
DURING THE PAST 60 DAYS

Trade Date	Number of Shares	Price/Share
09/28/06 09/29/06 10/02/06 10/03/06 10/04/06 10/05/06 10/06/06 10/09/06 10/10/06 10/11/06 10/13/06 10/16/06 10/17/06 10/18/06 10/19/06 10/20/06 10/23/06 11/02/06 11/03/06 11/06/06 11/07/06 11/08/06 11/09/06 11/10/06 11/13/06 11/14/06 11/15/06 11/16/06 11/17/06 11/20/06 11/21/06 11/22/06
269,500
250,000
300,000
275,000
400,000
400,000
400,000
200,000
176,200
1,000,000
250,000
205,800
250,000
600,000
300,000
700,000
600,000
150,000
1,200,000
2,056,000
1,000,000
350,000
275,000
175,000
300,000
500,000
250,000
1,025,000
1,000,000
1,125,000
400,000
	200,000	$ 5.56 5.65 5.66 5.64 5.73 5.79 5.83 5.87 5.90 6.00 5.98 6.01 6.03 6.23 6.27 6.59 6.62 6.62 6.77 6.83 6.81 6.78 6.80 6.82 6.93 6.99 7.07 7.05 6.99 6.93 6.96 7.04

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of November 27, 2006, by and between MMI Investments and MCM

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Exhibit 1

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock, par value $.01 per share, of Unisys Corporation beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Date: November 27, 2006

MMI INVESTMENTS, L.P.

By: MCM Capital Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
Executive Vice President

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